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15026352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Securities Services, Inc. (Filed as Public Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(NO. AND STREET)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy — 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 27, 2015

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2014

(In thousands, except share information)

Assets		
Cash and cash equivalents	$	172,784
Cash deposited with clearing organizations		2,509
Securities received as collateral, at fair value (pledged to various counterparties)		6,586,919
Deposits paid for securities borrowed		3,322,550
Other assets		906
Total assets	$	10,085,668
Liabilities and Stockholder's Equity		
Deposits received for securities loaned	$	3,323,433
Obligations to return securities received as collateral, at fair value		6,586,919
Payables and accrued liabilities		11,103
Total liabilities		9,921,455
Subordinated indebtedness		75,000
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		50,787
Total stockholder's equity		89,213
Total liabilities and stockholder's equity	$	10,085,668

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc., (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). Management must make estimates and assumptions that affect the financial statements and the related footnote disclosures. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of cash and money market funds.

(c) Deposits paid for securities borrowed and Deposits received for securities loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash.

Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the fair value of securities

borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

(d) Securities received as collateral and Obligations to return securities received as collateral, at Fair Value

The Company has recorded financial instruments received as collateral as part of certain secured financing transactions, along with a corresponding obligation to return the subject financial instruments. The Company measures these financial instruments and the corresponding obligation for their return consistent with the requirements of Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurement.* The guidance defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1: Quoted prices for identical instruments in active markets.
- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See footnote 7 for the Company's fair value disclosures.

(e) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities in which it operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions.

(f) Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and the related footnote disclosures. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(In thousands)

Accounting Changes

In June 2014, the FASB issued ASU No. 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The ASU changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowed accounting, which is consistent with the accounting for other repurchase agreements. The ASU also requires disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements and about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The ASU's provisions became effective for CSSI from the first quarter of 2015, with the exception of the collateral disclosures which will be effective from the second quarter of 2015. The effect of adopting the ASU is required to be reflected as a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. Adoption of the ASU did not have a material effect on the Company's financial statements.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2014, the Company's net capital of $163,537 exceeded the minimum requirement by $163,287.

(3) Collateral and Pledged Assets

At December 31, 2014, the approximate fair value of collateral received by the Company that may be resold or repledged, was $16.3 billion. This collateral was received in connection with securities borrowed ($9.7 billion) and loaned ($6.6 billion).

(4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs.

(a) Subordinated Indebtedness

The Company has a $200,000 revolving subordinated debt agreement with Citigroup. On August 30, 2012, the Company drew down $75,000 from this revolving agreement. This agreement bears interest at a rate agreed upon by both parties, currently 1.275%, which is payable monthly and resets daily. The current maturity is June 30, 2017 and the agreement automatically renews yearly unless notification is given to FINRA. Payables and accrued liabilities at December 31, 2014 include $5, which represents interest payable to Citigroup for the subordinated indebtedness.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2014. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

(In thousands)

(b) ***Collateralized Financing Agreements***

At December 31, 2014, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

(c) ***Interest***

Payable and accrued liabilities include $6,684 owed to affiliate for interest.

(d) ***Affiliate Expense Allocation***

Payables and accrued liabilities include $1,083 for the affiliate expense allocation owed.

(5) Income Taxes

The operation of the Company is subject to U.S. federal income tax. During 2013, the tax sharing agreement with CGMHI was terminated and the Company became a party to the tax sharing agreement with Citigroup Inc. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and the combined New York State and City Article 9A return of Citigroup Global Markets Holdings Inc. and combined subs and Citigroup Inc.

During the year, the Company received $10,356 in income tax payments from the Parent. At December 31, 2014, the Company had income taxes payable to the Parent of $3,721.

Deferred income taxes at December 31, 2014 related to the following:

Deferred tax asset:	
Tax carryforwards	$1,365
Total deferred tax assets	1,365
Deferred tax liability:	
Other deferred tax liability	(86)
Total deferred tax liabilities	(86)
Net deferred tax asset	$1,279

The Company has no valuation allowance on deferred tax assets at December 31, 2014. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company has no uncertain tax positions, and accordingly maintains no tax reserves.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2012
New York State and City	2006

(6) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, as the case may be, by the non-defaulting party following a payment or other default by the other party under the relevant master agreement. The enforceability of offsetting rights incorporated in the master agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing which provides the requisite level of certainty regarding the enforceability of these agreements and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed, or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

It is the Company's policy to take possession of the underlying collateral for its securities borrowing and lending arrangements, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection.

(In thousands)

	Gross Amounts of recognized Assets/ (Liabilities)	Gross Amounts Offset on the Statement of Financial Condition (1)	Net Amount included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default (2)	Net Amount (3)
Deposits paid for securities borrowed	$3,322,550	$0	$3,322,550	$0	$3,322,550
Deposits received for securities loaned	(3,323,433)	0	(3,323,433)	0	(3,323,433)

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

(2) Includes financial instruments subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent an event of default has occurred and a legal opinion supporting enforceability of the offsetting right has been obtained.

(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

(7) Fair Value Measurements

At December 31, 2014, assets and liabilities recorded at fair value include cash and cash equivalents, securities received as collateral and obligations to return securities received as collateral. The Company's securities received as collateral consist primarily of U.S. exchange listed equity securities. The Company uses quoted market prices to determine the fair value of all of its securities received as collateral, and classifies such items in Level 1 and Level 2 of the fair value hierarchy. Assets and liabilities recorded at contractual amounts that approximate fair value include securities borrowed, securities loaned, payables and accrued liabilities and subordinated indebtedness. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(In thousands)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets:				
Equity securities	$ 6,584,003	—	—	$ 6,584,003
Debt securities	—	2,916	—	2,916
Securities received as collateral, at fair value	$ 6,584,003	$ 2,916	$ —	$ 6,586,919
Liabilities:				
Equity securities	$ 6,584,003	—	—	$ 6,584,003
Debt securities	—	2,916	—	2,916
Obligations to return securities received as collateral, at fair value	$ 6,584,003	$ 2,916	$ —	$ 6,586,919

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended December 31, 2014.

(8) Concentrations of Credit Risk

At December 31, 2014, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2014 that would require recognition or disclosure in this statement of financial condition through February 27, 2015, which is the date this statement of financial condition was issued. No such transactions required recognition in the statement of financial condition for the year ended December 31, 2014